UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated August 17, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: August 17, 2010

BluePhoenix Slutions Reports Second Quarter 2010 Results

Q2 Revenues of $16.2 million; Non-GAAP EPS of $0.01

HERZLIYA, Israel — August 17, 2010— BluePhoenix Solutions (NASDAQ: BPHX) reported financial results for the second quarter of 2010 ended June 30, 2010. Revenues in the second quarter were $16.2 million, as compared to $17.3 million in the previous quarter and $19 million in the second quarter of 2009.

Net income on a non-GAAP basis in the second quarter of 2010 was $0.13 million or $0.01 per diluted share, compared to $0.2 million or $0.01 per diluted share in the previous quarter, and $1.2 million dollar or $0.06 per diluted share in the second quarter of 2009.

On a GAAP basis for the second quarter of 2010, net loss was $1.1 million or ($0.05) per share, as compared to a net loss of $2.2 million or ($0.09) per share in the previous quarter, and a net loss of $1.9 million or ($0.09) per share in the second quarter of 2009 (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

“During the second quarter, we made progress on our plan that we outlined last quarter, “commented Arik Kilman, CEO of BluePhoenix. “Our revenues and non-GAAP earnings per share came in at the higher end of our guidance range, we generated positive cash flow from operations excluding payments for our cost savings plan, and we sold a portion of our consulting business. "

“Going forward, we will focus on improving our profitability through concentrating on sales of tools in our IT modernization business, as well as focus on other lines of business, including knowledge modernization. We expect the result will be a smaller, but more profitable company, and one which forms the basis for organic growth."

Non-GAAP Results (in thousands US$)	Q2/2010	Q1/2010	Q2/2009
Sales	16,167	17,348	19,050
Operating profit	1,317	944	1,326
Net Income	126	170	1,193
Earnings per share, diluted	$0.01	$0.01	$0.06

GAAP Results (in thousands US$)	Q2/2010	Q1/2010	Q2/2009
Sales	16,167	17,348	19,050
Operating profit (loss)	(1,315)	(1,979)	(1,649)
Net Income (loss)	(1,058)	(2,183)	(1,911)
Earnings per share, diluted	$(0.05)	$(0.09)	$(0.09)

Non-GAAP financial measures
The release includes non-GAAP financial measures, including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP diluted earnings per share. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and capitalized software;
●	Stock-based compensation;
●	One time expenses related to cost saving plan and one time charges;
●	Revaluation of warrants and issuance costs;

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix's GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix's core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the company’s performance. These non-GAAP financial measures also facilitate comparisons to the company’s historical performance and its competitors' operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP to Non-GAAP."

Conference Call

BluePhoenix will hold a conference call to discuss the results for the second quarter today, August 17, 2010, at 8:30 a.m. Eastern time. Management will host the presentation, followed by a question-and-answer period.

To participate in the call, dial the conference number 5-10 minutes prior to the start time.

Toll free (U.S.):  1+866-860-9642
International: +972-3-918-0685

The call will be webcast live via a link available on the BluePhoenix website at www.bphx.com. A replay of the call will be available via the same link.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of IT modernization software and services for enterprises. The BluePhoenix portfolio includes a comprehensive suite of products, tools and services for IT modernization, knowledge management, core banking business intelligence and additional value added IT services. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ensure their enterprise computing environment is up to date and optimized for business results.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Nir Peles
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
	Unaudited		Unaudited

Revenues	$16,167	$19,050	$33,515	$39,550

Cost of revenues	9,216	10,579	19,429	21,540
Gross profit	6,951	8,471	14,086	18,010

Research and development costs	1,430	2,650	4,058	6,232

Selling, general and administrative expenses	6,836	7,470	13,322	14,000
Total operating expenses	8,266	10,120	17,380	20,232

Operating loss	(1,315)	(1,649)	(3,294)	(2,222)

Financial expenses (income) , net	(561)	48	(216)	1,193
Loss before taxes	(754)	(1,697)	(3,078)	(3,415)

Taxes on income (benefit)	146	78	(77)	109
Net loss	(900)	(1,775)	(3,001)	(3,524)

Net income attributable to noncontrolling interests	158	136	240	227
Net loss attributable to BluePhoenix	$(1,058)	$(1,911)	$(3,241)	$(3,751)

Net loss per share:
Basic and Diluted	$(0.05)	$(0.09)	$(0.14)	$(0.18)

Shares used in per share calculation:	23,496	20,879	23,433	20,889

BluePhoenix Solutions Ltd.
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
	Unaudited		Unaudited

GAAP Gross Profit	$6,951	$8,471	$14,086	$18,010

Amortization of intangible assets	1,709	1,855	3,724	4,209
Expenses related to cost saving plan and one time charges	233	-	344	202
Non-GAAP gross profit	$8,893	$10,326	$18,154	$22,421

GAAP operating loss	$(1,315)	$(1,649)	$(3,294)	$(2,222)

Amortization of intangible assets	1,709	1,855	3,724	4,209
Expenses related to cost saving plan and one time charges	517	510	856	1,108
Stock-based compensations	406	610	975	845
Non-GAAP operating income	$1,317	$1,326	$2,261	$3,940

GAAP Net loss attributable to BluePhoenix	$(1,058)	$(1,911)	$(3,241)	$(3,751)

Amortization of intangible assets	1,709	1,855	3,724	4,209
Expenses related to cost saving plan and one time charges	517	510	856	1,108
Stock-based compensations	406	610	975	845
Revaluation of warrants and issuance costs	(1,448)	129	(2,017)	153

Non-GAAP Net income attributable to BluePhoenix	$126	$1,193	$297	$2,564

Shares used in diluted earnings per share calculation	23,611	20,903	23,555	20,909

Non - GAAP Diluted Earnings per share	$0.01	$0.06	$0.01	$0.12

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2010	2009*
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$19,367	$22,328
Marketable securities	125	129
Trade accounts receivable	24,868	25,578
Other current assets	2,653	2,873
Total Current Assets	47,013	50,908

Non-Current Assets:

Investment in affiliated company	147	147
Property and equipment, net	1,743	1,890
Goodwill	52,385	51,990
Intangible assets and other, net	14,393	17,619
Total Non-Current Assets	68,668	71,646

TOTAL ASSETS	$115,681	$122,554

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$7,727	$2,490
Trade accounts payable	4,729	6,093
Deferred revenues	4,544	4,424
Other current liabilities	6,945	10,263
Total Current Liabilities	23,945	23,270

Non-Current Liabilities

Accrued severance pay, net	894	1,309
Loans from banks	9,817	12,887
Derivative liabilities - Warrants	396	2,414
Total Non-Current Liabilities	11,107	16,610

Total Equity	80,629	82,674

TOTAL LIABILITIES AND EQUITY	$115,681	$122,554

     * Derived from audited financial statements.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended June 30		Six months ended June 30,
	2010	2009	2010	2009
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(900)	$(1,775)	$(3,001)	$(3,524)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,905	2,111	4,126	4,708
Decrease in accrued severance pay, net	(85)	33	(415)	(256)
Stock–based compensation	406	510	975	1,108
Deferred income taxes, net	(150)	(413)	(150)	(413)
Change in fair value of warrants	(1,448)	-	(2,018)	-
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	-	375	21	207
Decrease (increase) in trade receivables	642	(1,470)	710	751
Decrease (increase) in other current assets	(95)	627	177	555
Increase (decrease) in trade payables	309	907	(1,363)	797
Decrease in other accounts payable	(814)	(847)	(1,335)	(2,648)
Net cash provided by (used in) operating activities	(230)	58	(2,273)	1,285

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(145)	(70)	(255)	(207)
Proceeds from sale of marketable securities	4	-	52	-
Additional consideration of previously acquired subsidiaries and activities	(134)	(5,641)	(1,925)	(7,063)
Investment in newly-consolidated activity	-	-	(702)	-
Net cash used in investing activities	(275)	(5,711)	(2,830)	(7,270)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit, net	1,982	(30)	4,982	-
Repayment of long-term loans	(500)	(253)	(3,750)	(511)
Receipt of long term loans	1,000	-	1,000	-
Purchase of treasury shares	-	-	-	(83)
Dividendpaid to noncontrolling interest	(90)	-	(90)	-

Net cash provided by (used in) financing activities	2,392	(283)	2,142	(594)
TOTAL NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,887	(5,936)	(2,961)	(6,579)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	17,480	29,665	22,328	30,308
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$19,367	$23,729	$19,367	$23,729